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November 27, 2003

By Hand Delivery



RECD S.E.C.
DEC - 1 2003
1086

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Arcelor
Information Pursuant to Rule 12g3-2(b)
File No. 82-34727

Dear Sir or Madam,

On behalf of Arcelor SA ("Arcelor") and pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended, please find enclosed a press release dated November 26, 2003, announcing that Arcelor has agreed to sell its total participation in Finarvedi SpA to HPS SpA.

Please acknowledge receipt of this letter and its enclosures by time-stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

Please do not hesitate to contact the undersigned (collect) in Paris at (011-33)1-53-89-70-00 should you have any questions.

Very truly yours,

Manuel A. Orillac

Enclosure
cc: Martine Hue
Arcelor SA

PROCESSED
DEC 15 2003
THOMSON
FINANCIAL

#262371.6



RELEASE

Luxembourg, November 26, 2003 - Arcelor has agreed with HPS SpA to sell its total participation in Finarvedi SpA, amounting to 39.9% of the corporate capital, to HPS SpA, holding company belonging to the Cav. Arvedi's family.

The transaction has been approuved by the European Commission prior to closing, which shall take place on 15 December 2003.

Subsequent to the merger of Aceralia, Arbed and Usinor in February 2002, forming Arcelor, the European Commission had required Arcelor to divest a number of assets and subsidiaries, including Usinor's stake in the hot-dip galvanising unit of Acciaieria ISP di Cremona S.R.L. in Cremona, Italy (Finarvedi Group).

Investor relations
Martine Hue: +352 4792 2151
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+33 1 41 25 98 98